================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934


                           Blount International, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   095180-10-5
                      (CUSIP Number of Class of Securities)

                                 Jennifer Marre
                                    Secretary
                          Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285
                                 (212) 526-1936
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                October 25, 1999
             (Date of Event which required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================



CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Holdings Inc.
                  13-3216325
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 26,262,111
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         26,262,111
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  26,262,111
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  85.3%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LB Blount Investment SPV LLC

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 26,262,111
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         26,262,111
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  26,262,111
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  85.3%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  OO
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Inc.
                  13-2518466
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY          7.     SOLE VOTING POWER
EACH REPORTING PERSON WITH               7,045,129
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         7,045,129
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,045,129
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Merchant Banking Partners II L.P.

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 10,865,874
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         10,865,874
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,865,874
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  35.3%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Offshore Investment Partners II L.P.

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 7,079,902
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         7,079,902
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,079,902
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Capital Partners III, L.P.

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 1,271,206
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         1,271,206
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,271,206
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.1%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5


----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Capital Partners IV, L.P.

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 3,517,210
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         3,517,210
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,517,210
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.4%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  LB I Group Inc.
                  13-2741778
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 7,045,129
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         7,045,129
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,045,129
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Offshore Partners II Ltd.

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 7,079,902
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         7,079,902
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,079,902
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

CUSIP No.095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Merchant Banking Partners II Inc.

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 17,945,776
---------------------------- ----------- ---------------------------------------
                             ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
                             ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         17,945,776
---------------------------- ----------- ---------------------------------------
                             ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
----------------------------             ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  17,945,776
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  58.3%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of Blount International, Inc., a Delaware corporation ("Blount"). The address of the principal executive offices of Blount is 4520 Executive Park Drive, Montgomery, AL 36116.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of the following entities:

     Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     Holdings through its domestic and foreign subsidiaries is a full-line securities firm and is General Partner of Lehman Brothers Capital Partners III, L.P. and the direct Parent Company of Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II Inc. and Lehman Brothers Offshore Partners II Ltd.

     LB Blount Investment SPV LLC, a Delaware limited liability company ("LB Blount SPV") 3 World Financial Center 200 Vesey Street, New York, NY 10285

     All the shares of Blount owned by the Lehman Entities (as defined below) will be directly owned by LB Blount SPV. Lehman Brothers Merchant Banking Partners II L.P. owns approximately 41% of the outstanding equity interests of LB Blount SPV. Lehman Brothers Offshore Investment
     Partners  II  L.P.  owns  27%  of  the outstanding   equity   interests  of
     LB  Blount  SPV.  Lehman  Brothers   Capital  Partners  III,  L.P.  owns
     approximately 4.7% of the outstanding equity interests of LB Blount SPV. Lehman Brothers Capital Partners IV, L.P. owns approximately 13% of the outstanding equity interests of LB Blount SPV. LB I Group Inc. owns approximately 27% of the outstanding equity interests of LB Blount SPV.

     Lehman Brothers Inc., a Delaware corporation ("LBI"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LBI is a wholly owned subsidiary of Holdings and the direct Parent Company of LBI Group Inc.

     Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership ("LB MBP II"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB MBP II is a limited partnership, the general partner of which is Lehman Brothers Merchant Banking Partners II Inc. LB MBP II also owns approximately 41% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns 35.3% of Blount.

     Lehman Brothers Offshore Investment Partners II L.P., a Bermuda limited partnership ("LB OIP II"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB OIP II is a limited partnership, the general partners of which are Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. LB OIP II owns approximately 27% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns 23% of Blount.

     Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners III"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     Capital Partners III is a limited partnership, the general partner of which is Holdings. Capital Partners III owns approximately 4.7% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns 4.1% of Blount.

     Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership ("Capital Partners IV"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     Capital Partners IV is a limited partnership, the general partner of which is LB I Group Inc. Capital Partners IV owns approximately 13% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns 11.4% of Blount.

     LB I Group Inc., a Delaware corporation ("LB I Group"), 3 World Financial Center 200 Vesey Street
     New York, NY 10285

     LB I Group is a wholly owned subsidiary of LBI and is the General Partner of Capital Partners IV. LBI Group owns approximately 27% of the outstanding equity interests of LB Blount SPV and, accordingly, beneficially owns approximately 23% of Blount.

     Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation ("LB Offshore II Ltd."),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB Offshore II Ltd.  is a wholly owned subsidiary of Holdings and a General
      Partner of LB OIP II.

     Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation ("LB MBP II Inc."),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

     LB MBP II Inc. is a wholly owned subsidiary of Holdings and the General Partner of LB MBP II and a General
     Partner of LB OIP II.

     The  names,  residence  or  business  address,   citizenships  and  present
     principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

     Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

     See Item 4.


ITEM 4.  PURPOSE OF TRANSACTION

     On October 25, 1999 the Reporting Persons sold an aggregate of 666,666 shares of the Common Stock of Blount in connection with the transactions contemplated by the Agreement and Plan of Merger and Recapitalization, dated as of April 18, 1999, between Red Dog Acquisition, Corp. and Blount, for an aggregate purchase price of $10,000,000.
     Before the sale, the Reporting Persons beneficially owned an aggregate of 26,928,777 shares of the Common Stock of Blount. As a result of the sale, the Reporting Persons beneficially own an aggregate of 26,262,111 shares of the Common Stock of Blount.
     The Reporting Persons intend to evaluate continually Blount business, prospects, financial condition, the market for shares of Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on these factors, the Reporting Persons may decide to sell all or part of the shares of Blount that they hold. Any such acquisition or disposition of Shares may be effected through privately negotiated transactions or otherwise.
     Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)      See Item 4.

     (b) The Reporting Persons have sole power to vote and dispose of all the shares of Common Stock.

     (c)      Not Applicable.

     (d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

     (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4.

     Eliot M. Fried and Alan Magdovitz are Managing Directors of LBI and Daniel James is a Senior Vice President of LBI. Such persons are also members of the Board of Directors of Blount.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Agreement and Plan of Merger and Recapitalization dated as of April 18, 1999 between Red Dog Acquisition, Corp. and Blount International, Inc. (filed as Annex I to the Joint Proxy Statement/Prospectus dated July 15, 1999 included in Blount's Registration Statement on Form S-4, Registration No. 333-82973, and incorporated herein by reference)


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 1999

                          LEHMAN BROTHERS HOLDINGS INC.,


                              By: /s/ Jennifer Marre
                                  ------------------
                                  Name: Jennifer Marre
                                  Title: Vice President and Secretary

                          BLOUNT INVESTMENT SPV LLC.,

                               By: /s/ Jennifer Marre
                                   -------------------
                                   Name: Jennifer Marre
                                   Title: Vice President and Secretary

                          LEHMAN BROTHERS INC.,

                                By: /s/ Jennifer Marre
                                    -------------------
                                   Name: Jennifer Marre
                                   Title: Vice President and Secretary

                          LEHMAN BROTHERS MERCHANT BANKING PARTNERS II L.P.,

                                By: /s/ Jennifer Marre
                                    ------------------
                                   Name: Jennifer Marre
                                   Title: Authorized Signatory


                          LEHMAN BROTHERS OFFSHORE INVESTMENT PARTNERS II L.P.,

                                By: /s/ Jennifer Marre
                                    ------------------
                                   Name: Jennifer Marre
                                   Title: Authorized Signatory


                          LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.,

                                By: /s/ Jennifer Marre
                                    ------------------
                                   Name: Jennifer Marre
                                   Title: Authorized Signatory


                          LEHMAN BROTHERS CAPITAL PARTNERS IV, L.P.,

                                By: /s/ Jennifer Marre
                                   --------------------
                                   Name: Jennifer Marre
                                   Title: Authorized Signatory


                          LB I GROUP INC.,

                                 By: /s/ Jennifer Marre
                                     ------------------
                                   Name: Jennifer Marre
                                   Title: Secretary

                          LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.,

                                 By: /s/ Jennifer Marre
                                     -------------------
                                     Name: Jennifer Marre
                                     Title: Authorized Signatory


                          LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.,

                                  By: /s/ Jennifer Marre
                                      ------------------
                                   Name: Jennifer Marre
                                   Title: Vice President and Secretary

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS


NAME / TITLE                                      BUSINESS ADDRESS

Michael L. Ainslie                                Lehman Brothers Holdings Inc.
Private Investor and former                       3 World Financial Center
President and Chief Executive Officer             New York, NY 10285
of Sotheby's Holdings

John F. Akers                                     Lehman Brothers Holdings Inc.
Retired Chairman of                               3 World Financial Center
International Business                            New York, NY 10285
Machines Corporation

Roger S. Berlind                                  Lehman Brothers Holdings Inc.
Theatrical Producer                               3 World Financial Center
                                                  New York, NY 10285

Thomas H. Cruikshank                              Lehman Brothers Holdings Inc.
Retired Chairman and Chief                        3 World Financial Center
Executive Officer of                              New York, NY 10285
Halliburton Company

Richard S. Fuld, Jr.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive                      3 World Financial Center
Officer of Lehman Brothers                        New York, NY 10285
Holdings Inc.

Henry Kaufman                                     Lehman Brothers Holdings Inc.
President of Henry Kaufman                        3 World Financial Center
& Company, Inc.                                   New York, NY 10285

Hideichiro Kobayashi*                             Lehman Brothers Holdings Inc.
General Manager for the                           3 World Financial Center
Americas Nippon Life                              New York, NY 10285
Insurance Co.

John D. Macomber                                  Lehman Brothers Holdings Inc.
Principal of JDM Investment                       3 World Financial Center
Group                                             New York, NY 10285


Dina Merrill                                      Lehman Brothers Holdings Inc.
Actress and Director and Vice                     3 World Financial Center
Chairman of RKO Pictures,                         New York, NY 10285
Inc.


-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                      BUSINESS ADDRESS

Richard S. Fuld, Jr.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              3 World Financial Center
of Lehman Brothers Holdings Inc.                  New York, NY 10285

John L. Cecil                                     Lehman Brothers Holdings Inc.
Chief Administrative                              3 World Financial Center
and Financial Officer                             New York, NY 10285

Thomas A. Russo                                   Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                  New York, NY 10285

-----
All above individuals are citizens of the United States

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                             BUSINESS ADDRESS

Roger S. Berlind                                   Lehman Brothers Holdings Inc.
Theatrical Producer                                3 World Financial Center
                                                   New York, NY 10285

Howard L. Clark, Jr.                               Lehman Brothers Holdings Inc.
Vice Chairman                                      3 World Financial Center
                                                   New York, NY 10285

Frederick Frank                                    Lehman Brothers Holdings Inc.
Vice Chairman                                      3 World Financial Center
                                                   New York, NY 10285

Richard S. Fuld, Jr.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer of Lehman     3 World Financial Center
Brothers Holdings Inc.                             New York, NY 10285

Harvey M. Krueger                                  Lehman Brothers Holdings Inc.
Vice Chairman                                      3 World Financial Center
                                                   New York, NY 10285

Bruce R. Lakefield*                                Lehman Brothers Holdings Inc.
Managing Director                                  3 World Financial Center
                                                   New York, NY 10285

Sherman R. Lewis, Jr.                              Lehman Brothers Holdings Inc.
Vice Chairman                                      3 World Financial Center
                                                   New York, NY 10285


-----
Above individuals are citizens of the United States except those individuals with an * who are citizens of the United Kingdom.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS

NAME / TITLE                                      BUSINESS ADDRESS

Richard S. Fuld, Jr.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              3 World Financial Center
of Lehman Brothers Holdings Inc.                  New York, NY 10285

John L. Cecil                                     Lehman Brothers Holdings Inc.
Chief Administrative Officer                      3 World Financial Center
                                                  New York, NY 10285

Thomas A. Russo                                   Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                  New York, NY 10285

David Goldfarb                                    Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                  New York, NY 10285

Kevin J. McGilloway                               Lehman Brothers Holdings Inc.
Chief Information Officer                         3 World Financial Center
                                                  New York, NY 10285

Mark Rufeh                                        Lehman Brothers Holdings Inc.
Chief Operations Officer                          3 World Financial Center
                                                  New York, NY 10285

------
All above individuals are citizens of the United States.

                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                        BUSINESS ADDRESS

Eliot M. Fried                                    Lehman Brothers Holdings Inc.
Managing Director                                 3 World Financial Center
                                                  New York, NY 10285

David Goldfarb                                    Lehman Brothers Holdings Inc.
Controller                                        3 World Financial Center
                                                  New York, NY 10285

Allan S. Kaplan                                   Lehman Brothers Holdings Inc.
Managing Director                                 3 World Financial Center
                                                  New York, NY 10285

Rocco F. Andriola                                 Lehman Brothers Holdings Inc.
Managing Director                                 3 World Financial Center
                                                  New York, NY 10285


-----
Above individuals are citizens of the United States.

                LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

                               BOARD OF DIRECTORS



NAME/TITLE                                        BUSINESS ADDRESS


Eliot M. Fried                                    Lehman Brothers Holdings Inc.
Managing Director                                 3 World Financial Center
                                                  New York, NY 10285


Allan S. Kaplan                                   Lehman Brothers Holdings Inc.
Managing Director                                 3 World Financial Center
                                                  New York, NY 10285


Alan Washkowitz                                   Lehman Brothers Holdings Inc.
Managing Director                                 3 World Financial Center
                                                  New York, NY 10285



-----
Above individuals are citizens of the United States.

                    LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.

                               BOARD OF DIRECTORS


NAME/TITLE                                        BUSINESS ADDRESS

Alan Washkowitz                                   Lehman Brothers Holdings Inc.
Managing Director                                 3 World Financial Center
                                                  New York, NY 10285














-----
Above individuals are citizens of the United States.

                                                                      Appendix B

Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.